---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*

                    Fresenius Medical Care Holdings Inc.
        ------------------------------------------------------------
                              (Name of Issuer)

                  Class D Special Dividend Preferred Stock
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 358030203
        ------------------------------------------------------------
                               (CUSIP Number)

                     Roz Levine c/o Aspen Advisors LLC
                      152 West 57th Street, 46th Floor
                          New York, New York 10019
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  2/26/02
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 358030203
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Advisors LLC
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       26,417,200
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          26,417,200
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,417,200
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          29.66%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IA
     -------------------------------------------------------------------




     CUSIP No. 358030203
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Capital LLC
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       22,504,400
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          22,504,400
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,504,400
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.15%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          OO
     -------------------------------------------------------------------




     CUSIP No. 358030203
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Nikos Hecht
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       26,417,200
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          26,417,200
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,417,200
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          29.66%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IA
     -------------------------------------------------------------------




     CUSIP No. 358030203
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aspen Partners
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       22,504,400
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          22,504,400
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          22,504,400
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          24.15%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------




Item 1.  Security and Issuer
         -------------------

         The title of the class of equity securities to which this Schedule 13D relates is: Class D Special Dividend Preferred Stock (the "Preferred Shares") of Fresenius Medical Care Holdings Inc. (the "Issuer").

         The name and address of the principal executive offices of the Issuer of the securities is:

         Fresenius Medical Care Holdings Inc.
         Two Ledgemont Center
         95 Hayden Avenue
         Lexington, MA  02420

Item 2.  Identity and Background
         -----------------------

         Aspen Advisors LLC (the "Advisor")is a Delaware limited liability company. The Advisor provides investment advisory services to, and has investment discretion over, Aspen Partners (the "Partnership") which holds Preferred Shares in the Issuer, and several managed accounts (the "Managed Accounts") which hold Preferred Shares in the Issuer. The address of the Advisor's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The Advisor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Advisor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         The Partnership is a series of Aspen Capital Partners, L.P., a Delaware limited partnership organized in series. The Partnership is a private investment fund. The address of the Partnership's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Aspen Capital LLC (the "General Partner") is a Delaware limited liability company. The General Partner serves as general partner to the Partnership. The address of the General Partner's principal office is 152 West 57th Street, 46th Floor, New York, NY 10019.

         The General Partner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The General Partner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Nikos Hecht is the Managing Member of the Advisor and the Managing Member of the General Partner. The principal business address of Nikos Hecht is c/o Aspen Advisors LLC, 152 West 57th Street, 46th Floor, New York, NY 10019.

         Nikos Hecht has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Nikos Hecht has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

         Nikos Hecht is a citizen of the United States of America.

         The Advisor, the Partnership, the General Partner and Nikos Hecht are collectively referred to herein as the "Reporting Persons."

Item 3   Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         All of the Preferred Shares were purchased in open market transactions for an aggregate purchase price of $912,413.98

         The funds for the 22,504,400 Preferred Shares owned by the Partnership came from the working capital of the Partnership. The funds for the remaining 3,912,800 Preferred Shares deemed to be beneficially owned by the Advisor and Nikos Hecht came from working capital of the Managed Accounts. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions
         -----------------------

         The Preferred Shares deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.  Interest in the Securities
         --------------------------

         As of the date hereof, the Partnership owns 22,504,400 Preferred Shares. The General Partner is deemed to beneficially own 22,504,400 Preferred Shares. The Advisor is deemed to beneficially own 26,417,200 Preferred Shares. Nikos Hecht is deemed to beneficially own 26,417,200 Preferred Shares. Based on the Issuer's filing on Form 10-Q on November 14, 2001, as of September 30, 2001, there were 89,062,316 Preferred Shares outstanding. Therefore, each of the Partnership and the General Partner are deemed to beneficially own 24.15% of the outstanding Preferred Shares, and each of the Advisor and Nikos Hecht are deemed to beneficially own 29.66% of the outstanding Preferred Shares.

         Each of the Reporting Persons have the sole or shared disposition of all the Preferred Shares that it is deemed to beneficially own. All transactions in the Preferred Shares effected by each of the Reporting Persons during the sixty days prior to the date of this filing were effected in open-market transactions and are set forth in Exhibit A hereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer
         --------------------------------------------------------

         None of the Reporting Persons have any contracts, arrangement, understanding or relationship with any person with respect to the Preferred Shares.

Item 7.  Material to Be Filed as Exhibits
         --------------------------------

         A description of the transactions in the Preferred Stock that were effected by the Reporting Persons during the 60 days prior to the date of this filing is filed herewith as Exhibit A.




                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           ASPEN ADVISORS LLC


                           By:  /s/ Nikos Hecht
                                ----------------------------------
                                Nikos Hecht
                                Managing Member

                           Date: March 11, 2002
                                 ---------------------------------


                           ASPEN PARTNERS
                           By: Aspen Capital LLC
                               General Partner


                           By:  /s/ Nikos Hecht
                                ----------------------------------
                                Nikos Hecht
                                Managing Member

                           Date: March 11, 2002
                                 ---------------------------------


                           ASPEN CAPITAL LLC


                           By:   /s/ Nikos Hecht
                                ----------------------------------
                                Nikos Hecht
                                Managing Member

                           Date: March 11, 2002
                                 ---------------------------------


                           NIKOS HECHT

                           /s/ Nikos Hecht
                           ---------------------------------------
                            Nikos Hecht

                           Date: March 11, 2002
                                 ---------------------------------





                                                                  EXHIBIT A

                          SCHEDULE OF TRANSACTIONS

-------------------------------------------------------------------------------
Date                    Price Per Share                    Number of Shares
                    (excluding commission)                 Purchase or Sold
-------------------------------------------------------------------------------
1/14/02                  0.0420                                   203,100
-------------------------------------------------------------------------------
1/14/02                  0.0420                                    32,500
-------------------------------------------------------------------------------
1/14/02                  0.0420                                    14,400
-------------------------------------------------------------------------------
1/15/02                  0.0410                                   273,220
-------------------------------------------------------------------------------
1/15/02                  0.0410                                   135,814
-------------------------------------------------------------------------------
1/15/02                  0.0410                                   (409,034)
-------------------------------------------------------------------------------
1/16/02                  0.0420                                   487,300
-------------------------------------------------------------------------------
1/16/02                  0.0420                                    78,000
-------------------------------------------------------------------------------
1/16/02                  0.0420                                    34,700
-------------------------------------------------------------------------------
1/24/02                  0.0450                                   255,900
-------------------------------------------------------------------------------
1/24/02                  0.0450                                    40,900
-------------------------------------------------------------------------------
1/24/02                  0.0450                                    18,200
-------------------------------------------------------------------------------
2/4/02                   0.0390                                   101,700
-------------------------------------------------------------------------------
2/4/02                   0.0390                                    16,100
-------------------------------------------------------------------------------
2/4/02                   0.0390                                     7,200
-------------------------------------------------------------------------------
2/5/02                   0.0390                                   185,400
-------------------------------------------------------------------------------
2/5/02                   0.0390                                    29,400
-------------------------------------------------------------------------------
2/5/02                   0.0390                                    13,200
-------------------------------------------------------------------------------
2/5/02                   0.0390                                   162,600
-------------------------------------------------------------------------------
2/5/02                   0.0390                                    25,800
-------------------------------------------------------------------------------
2/5/02                   0.0390                                    11,600
-------------------------------------------------------------------------------
2/12/02                  0.0390                                   162,000
-------------------------------------------------------------------------------
2/12/02                  0.0390                                    25,500
-------------------------------------------------------------------------------
2/12/02                  0.0390                                    11,500
-------------------------------------------------------------------------------
2/26/02                  0.0408                                   250,000
-------------------------------------------------------------------------------